Exhibit 99.3

South Yorkshire Police Chooses NICE Investigate to Digitally Transform
Police Operations and Improve Officer Efficiency

The South Yorkshire Police Force will deploy NICE Investigate to 2,000 front-line officers, investigators and control room personnel as part of its Technology Enabled Change initiative

Hoboken, N.J., November 3, 2021 – NICE (Nasdaq: NICE) today announced that the UK’s South Yorkshire Police has selected the NICE Investigate Digital Evidence Management solution as part of its ’Technology Enabled Change’ initiative, to facilitate digital transformation in the force, overcome digital evidence challenges and improve officer efficiency, collaboration and crime-fighting. NICE Investigate will be rolled out to 2,000 front-line officers, investigators and control room personnel to digitally transform police operations in the coming months.

Part of the cloud-based NICE Evidencentral platform, NICE Investigate offers police forces an end-to-end, cloud-based scalable platform for digitally transforming investigations and evidence management. South Yorkshire Police will also use NICE Investigate to automatically and effortlessly share digital evidence with the Crown Prosecution Service (CPS) and other justice partners through fully electronic means, speeding disclosure and improving efficiency for cases.

Jim Coppin, Project Manager (Technology Enabled Change) at South Yorkshire Police stated, “As part of our Technology Enabled Change initiative and as a force that prides itself in being proactive and innovative, we are constantly on the lookout for technologies that can help us improve the efficiency of our officers and staff. We chose NICE Investigate through a competitive procurement process precisely for this reason, and because it was best suited to helping us overcome our many digital evidence challenges. Furthermore, our framework contract with NICE was developed collaboratively with our neighboring forces, including Humberside Police, North Yorkshire Police and West Yorkshire Police, so they’ll be able to take advantage of NICE Investigate in future projects as well.”

Chris Wooten, Executive Vice President, NICE, stated, “South Yorkshire Police will benefit from our experience in delivering NICE Investigate to nearly a third of police forces and organizations in England and Wales. This project is commencing at an exciting time, as forces across the UK and around the world are embracing digital transformation in growing numbers, and initiatives to improve how police forces and businesses collaborate on crime-fighting are taking hold.”

Currently, South Yorkshire officers and investigators log into many different systems to obtain digital evidence. As a one-stop solution for digital evidence management, NICE Investigate will improve operational efficiency by enabling investigators to collect digital evidence through a single login. NICE Investigate automatically pulls evidence into electronic case folders from Records Management, CAD (Computer Aided Dispatch), body-worn video, mobile apps and other core systems. When investigators log into NICE Investigate, their evidence is waiting. This significantly cuts down on time-wasting manual work and jump-starts the case building process.

Obtaining and transcoding CCTV video is another significant pain point for the South Yorkshire Police force. “This has always been quite challenging because it requires our officers to travel to locations to secure relevant video, copy it onto discs or USB drives, transport it back to the office and then transcode it,” said Coppin. “The NICE Investigate business portal will enable us to handle this process far more professionally and efficiently.”

Using the portal, private businesses can register their CCTV cameras. When a crime occurs, investigators are then able to view area cameras on a map and instantly send out a secure link for local businesses to share their video. Uploaded video is automatically transcoded to a playable format and immediately available for viewing.

Coppin added, “There is positive momentum among large retailers in the UK to register their cameras through the NICE Investigate business portal and we are eager to make use of this capability as soon as possible. NICE Investigate will also improve how we’re able to manage our public appeals, by making it possible for citizens to share both information and rich media files digitally. Today, citizens cannot upload their photos or video. NICE Investigate will close this gap.”

To learn more about NICE Investigate, please visit our website, or email PSInfo@NICE.com.

About South Yorkshire Police
South Yorkshire Police (SYP) is the territorial police force responsible for policing South Yorkshire in England. The force is led by Chief Constable Lauren Poultney. Oversight is conducted by Police and Crime Commissioner Alan Billings. South Yorkshire is a ceremonial and metropolitan county in England. With a population of approximately 1.34 million and a land area of 1,552 square kilometres, South Yorkshire is the southernmost county in the Yorkshire and the Humber region. It consists of four metropolitan boroughs, Barnsley, Doncaster, Rotherham and Sheffield. More info at: http://www.southyorks.police.uk/.

About NICE Public Safety
With over 3,000 customers and 30 years’ experience, NICE delivers end-to-end digital transformation, improved collaboration, efficiency and cost-savings to all types of public safety and criminal justice agencies, from emergency communications centers and police departments to prosecutors and courts. Our Evidencentral platform (which includes NICE Inform, NICE Investigate, NICE Justice and E-Request) features an ecosystem of integrated technologies that bring data together to improve incident response, accelerate investigations, streamline evidence sharing and disclosure, and keep communities and citizens safer.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.